Filed Pursuant To Rule 433

Registration No. 333-209926

July 6, 2016

Gold ETF Sees Largest One-Day Inflow Of Money Since Black Monday

Posted to Investor’s Business Daily

By Aparna Narayanan

July 6, 2016

Investors on Wednesday fled to safe havens amid flaring anxieties about Brexit and global growth, sending benchmark yields to record lows and gold to its highest level in 27 months. The major stock indexes reversed higher in afternoon trade, with the S&P 500 finding support at a key technical line.

SPDR Gold Shares (GLD) lit up 0.7% in midday trading on the stock market today, its seventh advance in eight days since the EU referendum. The flagship commodity ETF crossed 130 for the first time since March 2014 as it rose for the fifth consecutive session.

GLD has seen net inflow of $2.86 billion since June 24, following Britons’ vote to leave the European Union. It has raked in $4.36 billion in the past month and $15.26 billion so far in 2016, making it the best asset gatherer among 1,934 exchange traded products, according to global analytics and research firm XTF.com.

“GLD is really on a record-setting path for flows,” said Dave Mazza, head of research for SPDR ETFs, told Investor’s Business Daily in a phone call. GLD inflow on Tuesday totaled $1.3 billion -- representing the third highest one-day inflow since the fund’s inception and the largest total in a single day since the stock market crash of August 8, 2011.

“Gold is a great hedge not just for the weak dollar and inflation, but for uncertainty,” Mazza said. “That’s the reason why gold has done so well this year.” With the outlook for interest rates and currencies looking murky and getting murkier, that trend could continue, he added.

VanEck Vectors Gold Miners (GDX), which holds gold stocks, flashed nearly 3% higher to its highest level since August 2013.

SPDR S&P 500 (SPY) slipped under the critical 50-day moving average in morning trade, but rallied in the afternoon session.

News of a halt in trading for three British commercial property funds rattled investors early Wednesday. It was being widely seen as the first sign of distress since the Brexit vote rocked global equity markets.

Fed officials attempted to restore investor confidence. Federal Reserve Governor Daniel Tarullo on Wednesday described world financial markets as behaving well in the aftermath of Brexit.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.